March 8, 2005

Mail Stop 0510


Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1 filed February 8,2005
	File Nos. 333-122583


Dear Mr. Gruder:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On the outside back cover page of the prospectus, please advise dealers of their prospectus delivery obligation. Please refer to
Item 502(b) of Regulation S-K.

2. We note you are registering for resale shares held by officers, directors and affiliates and that these stockholders are selling more than 60% of your outstanding stock in this offering. Given the significant level of resales by related parties, we are of the view that the offering by these individuals is an offering by or on behalf of the company. Rule 415(c) of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible. Please revise the terms of your offering to indicate that the fixed offering price will apply throughout the term of the offering for these individuals. The prospectus should make clear the fact that these persons are underwriters of this offering. Please also refer to Item 16 of Schedule A to the Securities Act of 1933.

3. Please disclose the information required by Item 505 of Regulation
S-K.

4. Please disclose the information required by Item 510 of Regulation
S-K.

5. Please disclose the information required by Item 702 of Regulation
S-K.

6. Please provide the information required by Item 512 of Regulation
S-K.

Prospectus Cover Page

7. Because you do appear to qualify to conduct an offering "at the market," please revise the terms of your offering to provide that the non-affiliated selling stockholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933 and Rule 415(a)(4) of Regulation C of the Securities Act. We also note the disclosure in the text of the risk factor titled "Because our common stock is quoted on the Pink Sheets, your ability to sell your shares in the secondary trading market may be limited," that your common stock is currently quoted on the over-the-counter market on the OTC Bulletin Board. Supplementally, please tell us how your securities can be traded on the Over-the-Counter Bulletin Board when you are a non-reporting company. Please be advised that the "Pink Sheets" is not the same thing as the OTC Bulletin Board. Please revise your prospectus accordingly, including the cover page, summary and the selling shareholders and plan of distribution sections and recalculate your registration fee based upon the offering price. If applicable after setting the offering price, please provide the information required by Item 506 of Regulation S-
B.
8. We note your disclosure here and in the Selling Stockholders section that some of the common shares being offered are issuable upon the exercise of warrants. Please revise to state that the shares being sold are also issuable upon the exercise of options and convertible promissory notes.

Table of Contents, page 4

9. Please show the page numbers pursuant to Item 502(a) of Regulation
S-K.

Special Note Regarding Forward-Looking Statements, page 5

10. We note your statement that this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. . Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please revise your disclosure accordingly.

Risk Factors, page 7

11. We note your statement in the introductory paragraph to this section that "These risks and uncertainties described below are not the only ones facing the Company." Please clarify that you have disclosed all material risks known to the company.

12. Please include a risk factor that addresses the fact that your auditors have expressed doubt about your ability to continue as a going concern and the effects on your company.

13. If applicable, consider including a risk factor that addresses the risks associated with penny stocks.

14. Please consider a risk factor that addresses the fact that your
officers and directors do not earn compensation and are selling
100%
of their common stock in you and therefore may lack incentive to see your business plan through.

15. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed will have a material adverse effect on your operations or negatively impact your operations. Instead, replace this language with specific disclosure about how your operations, financial condition, and business would be affected. Please refer to risk factors 3, 5, 9, and 10.

Our failure to properly design the Stinger Stun Gun would have a material adverse effect on our operations, page 7

16. Please provide the information investors need to assess the magnitude of the risk. For example, in this risk factor you state that the failure to properly design the Stinger Stun Gun would have material adverse effect on your operations and profitability. Explain why this would be the case and describe what constitutes a "successful design" and how the failure to accomplish this impacts you.

Use of Proceeds, page 11

17. Please disclose that there is no guarantee that all or any of the warrants will be exercised.

Market for Our Common Stock and Related Stockholder Matters, page
11

18. Please furnish a statement that there is no established trading market for your common stock pursuant to Item 201(a)(1)(i)
Regulation
S-K. Please note from this item that the existence of limited or sporadic quotations such as the pink sheets should not of itself be deemed an established public trading market.

19. Please disclose (i) the number of common shares subject to options, warrants, and other convertible securities, (ii) how many shares of common stock may be sold subject to Rule 144 and (iii) the number of shares that will be subject to the registration rights agreement pursuant to Item 201(a)(2) of Regulation S-K.

Selected Financial Data, page 11

20. Provide financial disclosures for you and your predecessor for each required period. Refer to Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations, page 12

21. Please consider providing an executive-level overview that provides context for the remainder of the discussion in this section.
In addition, please revise this entire section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. .

22. Please disclose your changes in results of operations and financial condition for the last three fiscal years pursuant to Item
303(a)(3) of Regulation S-K, including changes in reported financial results and the reasons for the changes, quantifying each component.
In this respect, please include all information required by Item 303(a)(3)(i)(ii)(iii) and (iv).

MD&A, page 12

23. Throughout the registration statement you address the importance of the success of the projectile stun gun you are currently developing to your future operations. Revise MD&A to specifically disclose and discuss the following relating to this effort:
* the development and testing efforts to date and the current status of those efforts;
* the specific additional steps necessary to complete any development and testing and to bring the product to market, including the fiscal quarter you anticipate sales will begin;
* how you intend to send your current cash and how long you anticipate it will sustain your operations; and
* the amount of additional funds you anticipate are necessary to complete development, testing and marketing efforts, including how you intend to raise those funds and the potential risks associated with such efforts.

24. Revise MD&A to disclose and discuss the financial condition and results of operations of the predecessor (EDT) for all required periods prior to its acquisition. Refer to Item 303 of Regulation S-
K.

25. Disclose and discuss your critical accounting policies as required by Release Nos. 33-8098 and 33-8040.

Business, page 14

26. Please discuss your plan of operations for the next twelve months. Consider including detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the time frame for implementation of each milestone. Please refer to Item 101 of Regulation S-K.

27. Please disclose how long you can satisfy your cash requirements and whether in the next six months you will have to raise additional funds to meet your operating needs, the consequences to your company should you fail to obtain the necessary financing. For example, will you cease to exist or will you pursue a business combination. Additionally, please disclose any current plans to merge with or acquire another company. Please refer to Item 101 of Regulation S-K.

History, page 14

28. We note your statement that Stinger was formed for the purpose of providing consulting services to various industries "as determined by
Stinger and pursuant to the expertise of consultants retained by Stinger." Please clarify what you mean by this. For instance, disclose the industries Stinger consulted for and describe those services. Please reconcile this section with Note 1 to your financial statements, which states that prior to your acquisition of
Electronic Defense Technologies, LLC in September 2004, Stinger had no operations. If Stinger was dormant or otherwise a shell company whose sole purpose was to engage in a business combination with an operating company, please disclose this fact.

29. Please disclose when EDT Acquisition, LLC was formed and that it was formed for the purpose of acquiring Electronic Defense
Technologies, LLC.  Also, disclose the affiliation of EDT
Acquisition`s officers to you prior to the acquisition and the business purpose of the acquisition.

30. Please disclose when Electronic Defense Technologies, LLC was formed and describe its business development. Please refer to Item
101(a) of Regulation S-K.

Our Business, page 14

31. We note that you have listed seven individual or categories of customers. Please disclose the percentage of your revenue generated from each and your dependence upon a one or a few these customers. Please refer to Item 101(c)(vii) of Regulation S-K.

Our Products, page 14

32. Please substantially revise this section to disclose clearly which of the products listed is currently in production or development, the costs of production or development, whether any have been sold, their prices, revenue generated from each, and their customers. In this regard, because you provide only a brief description of each product, it is unclear at which stage of production or commercial sale each is in. Please refer to Item 101(c)(ii) of Regulation S-K.

33. Please describe the subject and status of each patent and patent application. Describe the patent application process as needed to assist the reader to understand the status of your patent application(s). Include the patent application number(s) and the date each was filed. For instance, we note that the TruVu camera has a patent pending and that several of your products appear to have patented components or patents pending. If you purchased patents, please provide the terms of those transactions. Please provide all information required by Item 101(c)(iv) of Regulation S-K.

34. We note that the Stinger Stun Gun and TruVu camera have been built and tested and are in the final design and engineering phase and that you are not in position to provide definitive assurances of when the Stun Gun will be commercially available. However, please provide a reasonable estimation for when you anticipate completion of this phase and the initiation of marketing.

35. We note that you rely completely on your manufacturers and suppliers to assemble and ship your products. Please disclose the names of your manufactures and the terms of any contracts. File any contracts as exhibits to your next amendment pursuant to Item 601(a)(10) of Regulation S-K.

Marketing and Competitors, page 15

36. Please ensure that the information you include in your prospectus is balanced. For example, you state that you believe your products have certain advantages over those of Taser International, Inc., but you omit any discussion here providing the basis for such assertions or about the fact that you have experienced low sales volume since inception. To the extent that you continue to cite competitive strengths in your prospectus, please review each one and revise as necessary to provide balancing information. Revise to discuss in greater detail the competitive conditions in your industry.
Please
refer to Item 101(c)(x) of Regulation S-K.

37. Please provide information about your market share to the extent known.

38. Please substantially revise the description of your marketing and distribution systems to provide a better idea about the costs, employees involved, and methods undertaken to accomplish your goals.

39. We note that you hold the exclusive license for the use of a four dart projectile system in a handheld stun gun. Please disclose the cost, licensor, and duration of this license. Also, describe its application to your current products.

Government Regulation, page 15

40. We note that the manufacture, distribution and sale of The Stinger Stun Gun is regulated by the Bureau of Alcohol Tobacco and Firearms and that it must be manufactured in a secure environment at an ATF approved site, serial numbered and documented appropriately and shipped in accordance with all applicable regulations. Please discuss how this scheme of regulation impacts your business, including the cost to manufacture and ship your products. Please refer to Item 101 of Regulation S-K.

Research and Development, page 16

41. We note that you have spent approximately $55,935 in research and development since September 24, 2004 and intend to substantially increase spending in this area. Please describe these plans in greater detail. Please refer to Item 101 of Regulation S-K. Please discuss R & D expenses and plans in MD&A.

Properties, page 16

42. Please update this section and the registration statement cover page to the latest practicable date. In this regard, we note that your corporate offices were scheduled to move to Springfield, Massachusetts on February 15, 2005. Please refer to Item 102 of Regulation S-K.

Legal Proceedings, page 16

43. Please disclose the date Taser International, Inc. v. Stinger
Systems, Inc was instituted. Please refer to Item 103 of Regulation
S-K.

44. With respect to the statement regarding counsel`s opinion, please either summarize counsel`s opinion and identify them or delete the statement.

Management, page 17

45. Please disclose the term of office for each of your directors and officers and the period during which each served. Please refer to
Item 401(a) and (b) of Regulation S-K.

46. We note that Robert Gruder will be stepping down as Chief
Executive Officer. Please update this section to the latest practicable date.

Executive Compensation, page 18

47. Please confirm that no executive officers received grants of options during the past three years or otherwise provide the information required by Item 402(c) of Regulation S-K.

Certain Relationships and Related Transactions, page 18

48. We note disclosure on page 21 regarding outstanding convertible promissory notes held by Olivia and Maximilan Gruder. Please consider whether you should include disclosure regarding the notes here.

Selling Stockholders, page 19

49. If any selling stockholder is a broker-dealer, please identify it as such. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

50. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

51. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

52. Please reconcile the disclosure in the Description of Capital Stock section, which states the Jesse Shelmire and Scott Griffith each hold options for the purchase of 100,000 shares of common stock, with the disclosure in footnotes 16 and 17 of the Selling Stockholder table, which states that these shares are issuable upon the exercise of warrants.

53. Please disclose how your selling stockholders acquired their securities.

Legal matters, page 25

54. Please revise to state the "certain legal matters" on which counsel will opine.

55. Please provide the address of counsel who has passed on the validity of the securities covered by your registration statement. Please refer to paragraph 23 of Schedule A to the Securities Act.

Where you can find more information, page 25

56. Please disclose your S.E.C. file number.

57. Please disclose the information required by Item 101(e)(2) and
(f)(1) of Regulation S-K.

Consolidated Financial Statements - Stinger Systems for the period September 24, 2004 to December 31, 2004

General

58. Based on the acquisition of EDT by EDT Acquisition, LLC on September 24, 2004, provide all the disclosures required by SFAS
141.

59. Provide us additional information related to the shareholders of
EDT, EDT Acquisition, LLC and Stinger Systems (formally UCC) prior to the transactions that occurred on September 24, 2004. Identify the shareholders of each entity prior to September 24, 2004 and tell us if they were related parties. Explain to us how you accounted for the carryover basis of the prior shareholders of EDT and the former shareholders of UCC in the consolidated financial statements of Stinger Systems. In addition, tell us the physical location of each entity prior to September 24, 2004 and the current physical location
Stinger Systems. Based on these locations, explain to us the selection of the auditors.

Consolidated Balance Sheet, page F-3

60. Demonstrate to us how your accounting for prepaid legal expense complies with EITF 96-18.

61. Disclose the material terms of the agreement including: the parties providing the services and any related party relationship; the specific nature of the services being provided; the number of shares issued or to be issued and the dates shares were issued or will be issued; the basis for determining the fair value of the shares issued; and the basis for determining that there is a "sufficiently large disincentive for nonperformance" such that recording an asset is appropriate.

Note 3 - Intangible Assets, Page F-13

62. We note that you issued 100,000 shares of common stock valued at
$1,742,500 to acquire patents. Disclose who the patents were acquired from. Disclose your basis for determining that all your intangible assets are not impaired, including when you expect them to begin generating positive cash flows. If any intangible assets were acquired from related parties, tell what consideration you gave to recording them in accordance with SAB Topic 5:G.

Note 6 - Capital Stock Transactions, page F-14

63. We note that you used per share prices quoted on the pink sheets to value certain stock transactions. We also note that you sold stock for cash at prices that are considerable less than the prices quoted on the pink sheets. In light of all available evidence, please explain to us how and why you concluded that the prices quoted on the pink sheets are representative of the "fair value" of your stock.

64. Disclose who you issued 921,500 shares of common stock to, when you issued them and what services you received.

65. Disclose who the 250,000 options were granted to and for what purpose.

Note 10 - Litigation, page F-17

66. Disclose management`s assessment of the pending claim filed by Taser. If you continue to disclose counsel`s opinion, you need to identify them and provide their consent.


Note 11 - Subsequent Event, page F-17

67. Provide disclosures regarding the acquisition of Questtek Electronics, including the purchase price, the amount of assets purchased and any goodwill acquired in the acquisition. Also demonstrate to us if any additional financial statements are required under Rule 3-05 of Regulation S-X.

68. Tell us how you calculated the amount of the non-cash charges related to the 50,000 options you issued.

Pro Forma Condensed Consolidated Balance Sheet, page F-18

69. Due to the fact that the acquisition of EDT by EDT
Acquisition,
LLC and the reverse acquisition of EDT Acquisition, LLC by Stringer
Systems (formerly UCC) are already reflected in Stinger Systems December 31, 2004 historical balance sheet, a pro forma balance sheet is not required and should not be presented. Refer to Rule 11-02(c)(1) of Regulation S-X.

70. Due to the acquisition of EDT by EDT Acquisition, LLC and the reverse acquisition of EDT Acquisition, LLC by Stringer Systems (formerly UCC) you are required to present a pro forma statement of operations for the year ended December 31, 2004. Refer to Rules 11-
01(a)(1) and 11-02(c)(2) of Regulation S-X.

Financial Statements - EDT for the periods ended September 24,
2004
and September 30, 2003, page F-26

71. We note that EDT is the predecessor of Stinger Systems. We also note that financial information of a registrant`s predecessor is required for all periods prior to the registrant`s existence, with no lapse in audited periods or omission of other information required about the registrant. Since audited financial statements for the period after the acquisition are required and have been presented in the Form S-1, the interim period of the predecessor prior to its acquisition is required to be audited. Provide audited financial statements for EDT for the period January 1, 2004 to September 24, 2004.

Financial Statements - EDT for the years ended December 31, 2003 and
December 31, 2002, page F-30

Independent Auditors` Report

72. We note that the audit report for EDT for the years ended December 31, 2003 and 2002 is qualified as to scope. Be advised that audit reports that are qualified as to scope do not satisfy the requirements of Form S-1 or our rules and are not acceptable. Refer to Rule 2-02(b) of Regulation S-X, SAB Topic 1:E:2 and FRC 607.01. We also note that the current audit report refers to US GAAS rather than standards of the PCAOB(US).


Item 15. Recent Sales of Unregistered Securities

73. Please disclose the value of the securities sold to Doug
Murrell
on September 24, 2004 and those exchanged for 100% membership interest in Electronic Defense Technologies, LLC. Please refer to
Item 701(c) of Regulation S-K.

74. Supplementally, please explain what you mean by the statement that the shares were issued in an "isolated transaction."

Item 16. Exhibits

75. Please file your employment agreements with Messrs. Cuny and Killoy as exhibits pursuant to Item 601(a)(10) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
824-
5459 or in her absence Anne Marie McConnell at (202) 942-1795, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-7470 or, in his absence, me at (202)942-1950 with any other questions.



      			Sincerely,



      			Jennifer Hardy
						Branch Chief


cc:	Gary R. Henrie, Esq.
	Fax: (435) 753-1775
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE